For immediate release
                                                                  August 3, 2004


                Toyota Announces First Quarter Operating Results
           Net Revenues, Operating Income and Net Income All Increase
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the first quarter ended June 30, 2004.

On a consolidated basis, net revenues for the first quarter totaled 4.51 trillion yen, an increase of 10.2 percent compared to the same period last fiscal year. Operating income increased 31.6 percent to 448.6 billion yen, while income before income taxes, minority interest and equity earnings of affiliated companies were 470.4 billion yen. Net income climbed 28.8 percent to 286.6 billion yen compared to 222.5 billion yen in the first quarter of last fiscal year.

Positive contributions to operating income of 210.0 billion yen, from operational efforts and cost reduction efforts, offset the negative effects of
102.1 billion yen from unfavorable foreign exchanges rate and increased expenses.

Commenting on the results, TMC Executive Vice President Ryuji Araki said, "Our ongoing efforts to introduce products that meet the needs of our customers, as well as the strengthening of our production and sales organization, led to increased profits in all regions. We believe that we have been able to make a favorable head start going into the second quarter and beyond."

In Japan, despite sluggish market conditions, the market share of Toyota brand vehicles (excluding minivehicles) rose to 46.1 percent, which is the highest ever for quarterly results. This was due largely to the introduction of new models such as Prius and Sienta. Crown is also performing well. As for Prius, due to its continuous popularity in Japan and overseas, TMC expects to increase production capacity from ten thousand vehicles per month to fifteen thousand vehicles per month starting in the first half of next year.

Sales in North America reached 572 thousand vehicles, an increase of sixty three thousand vehicles due to a strong popularity of Sienna.

In Europe, locally-built models such as the newly launched Corolla Verso contributed to a sales increase of thirteen thousand vehicles to 247 thousand vehicles.


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Sales in other regions including Asia, Africa, and Latin America reached 434 thousand vehicles, an increase of 126 thousand vehicles. In Asia specifically, sales increased by eighty thousand vehicles, or 65.1%, mainly due to favorable sales of models such as Vios. We expect further increase in production with the upcoming launch of IMV project.

TMC estimates that consolidated vehicle sales for the fiscal year ending March 31, 2005 will be 7.2 million vehicles, an increase of 180 thousand vehicles from the forecast announced in May 2004.

Araki concluded by commenting on the consolidated profit outlook for the fiscal year ending March 31, 2005. "We recognize the uncertainties we're facing in both the foreign exchange and interest rate environment. In responding to these challenges, Toyota will continue its efforts and work hard to maintain the profit levels of the fiscal year ended March 2004."

(Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)
                                                 -----------------

   Cautionary Statement with Respect to Forward-Looking Statements

   This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.



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